FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 15 June 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








               International Power Extraordinary General Meeting
                   Approval of New Joint Venture with Mitsui


(London - 15 June 2007) International Power plc announces that at today's Extraordinary General Meeting, the resolution approving the new joint venture arrangement with Mitsui was passed with 99.84% of votes received voting in favour of the resolution. Details of the arrangements are set out in the announcement made on 29 March 2007 and the Circular sent to Shareholders dated 25 May 2007.


For further information please contact:

International Power

Investor & Media Contact:
James Flanagan
Telephone: +44 (0)20 7320 8869


About International Power

International Power plc is a leading independent electricity generating company with 18,375 MW (net) in operation and 312 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary